Exhibit 99.84

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                                        Name and Address of Company

Maverix Metals Inc. (“Maverix” or the “Company”)

575 — 510 Burrard Street

Vancouver, British Columbia

V6C 3A8

Item 2:                                                        Date of Material Change

November 22, 2017, November 23, 2017 and December 1, 2017

Item 3:                                                        News Release

News releases announcing the material changes were issued on November 22, 2017, November 23, 2017 and December 1, 2017 through Globe Newswire and copies were subsequently filed on SEDAR.

Item 4:                                                        Summary of Material Change

Announcement of the Acquisition

On November 22, 2017 and November 23, 2017, Maverix announced that it had entered into a binding Royalty Purchase Agreement dated November 22, 2017 pursuant to which Maverix will acquire a previously existing 2.0% net smelter return royalty from a third party seller, on Endeavour Mining Corporation’s (“Endeavour”) interest in the Karma gold mine (the “Royalty”) for consideration of US$20,000,000 in cash (the “Transaction”).

Completion of the Acquisition

On December 1, 2017, Maverix announced that it had completed its previously announced acquisition of an existing 2.0% net smelter return royalty from Liberty Metals & Mining Holdings, LLC (“Liberty”) on Endeavour’s interest in the long-life Karma gold mine for consideration of US$20,000,000 in cash.

Item 5.1:                                              Full Description of Material Change

Announcement of the Acquisition

On November 22, 2017 and November 23, 2017, Maverix announced that it had entered into a binding Royalty Purchase Agreement dated November 22, 2017 pursuant to which Maverix will acquire a previously existing 2.0% net smelter return royalty from a third party seller, on Endeavour’s interest in the Karma gold mine (“Karma”) for consideration of US$20,000,000 in cash.

Karma is located in north-central Burkina Faso, near the city of Ouahigouya and is 90% owned and operated by Endeavour. The mine and surrounding tenements were acquired by Endeavour in April 2016 and commenced commercial production in October 2016. According to production guidance provided by Endeavour, Karma is expected to produce 100,000 to 110,000 ounces of gold in 2017.

Transaction Highlights

•                  Adds another cash flowing royalty, with immediate additional leverage to gold;

•                  Increases Maverix’s attributable gold equivalent production per share;

•                  Accretive to Maverix’s net asset value and cash flow per share;

•                  Adds a long life asset with substantial mineral inventory and exploration potential; and

•                  Adds a strong operating partner.

Karma Mine (1)

Karma is a shallow open pit, heap leach operation with a moderate strip ratio, making it a low cost operation. The property consists of two exploitation and six contiguous exploration permits totaling more than 856 square kilometers. Karma has achieved a run-rate of approximately 115,000 ounces of gold annually. In February 2017, Endeavour announced that the mine life at Karma had been extended to over ten years. On November 13, 2017, Endeavour announced that drilling has confirmed mineralization at the Yabongso target and has also discovered a parallel oxide structure east of the North Kao deposit, both of which are expected to be delineated into resources in Q1-2018 and add further potential to extend Karma’s mine life.

Karma Mineral Reserves and Resources as at December 31, 2016 (1)

Categories	Tonnes (Mt)	Au (g/t)	Contained Gold (koz)
Proven Reserves	0.4	0.59	8
Probable Reserves	37.4	0.92	1,109
Total Reserves	37.9	0.92	1,117
Measured Resources	0.4	0.59	8
Indicated Resources	83.8	1.10	2,973
Total Measured & Indicated Resources	84.3	1.10	2,981
Inferred Resources	19.3	1.27	791

Notes to the Mineral Reserves and Resources Table:

i.                                          Source: www.endeavourmining.com/our-portfolio/reserves-and-resources/default.aspx.

ii.                                       Mineral reserves and resources shown on a 100% basis.

iii.                                    Mineral resources are shown inclusive of mineral reserves.

iv.                                   Rounding may result in minor discrepancies in totals.

(1) For more information on the Karma Mine, please visit the Endeavour Mining Corporation website at www.endeavourmining.com, and refer to the press releases dated February 23, 2017 and November 13, 2017.

Terms of the Transaction

Maverix will use current cash on hand to fund the payment of the consideration for the Transaction.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for the Company, and a “Qualified Person” under NI 43-101 has reviewed and approved the scientific and technical disclosure contained in this material change report.

Technical and Third Party Information

Except where otherwise stated, the disclosure in this material change report relating to the Karma mine is based on information publicly disclosed by Endeavour based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Maverix. Specifically, as a royalty holder, Maverix has limited, if any, access to the Karma mine. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such information from Endeavour is complete or accurate. Some information publicly reported by Endeavour may relate to a larger property than the area covered by the Maverix’s royalty interest. Maverix’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Completion of the Acquisition

On December 1, 2017, Maverix announced that it had completed its previously announced acquisition of an existing 2.0% net smelter return royalty from Liberty on Endeavour’s interest in the long-life Karma gold mine for consideration of US$20,000,000 in cash.

Item 5.2:                                              Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                                        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                                        Omitted Information

Not applicable.

Item 8:                                                        Executive Officer

Oggy Talic, General Counsel
Office telephone: 604-343-6257

Item 9:                                                        Date of Report

January 10, 2018